UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 13, 2014

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 20 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lombard Medical Technologies, Inc.

15420 Laguna Canyon Road

Suite 260

Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical Inc. dated May 13, 2014, announcing the Company’s results for the first quarter of 2014.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By:	/s/ Ian Ardill

Ian Ardill
Chief Financial Officer

Date: May 13, 2014

Index to Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release of Lombard Medical Inc. dated May 13, 2014, announcing the Company’s results for the first quarter of 2014.

Exhibit 99.1

Lombard Medical, Inc. Reports Summary Results for 2014 First Quarter

Aorfix™ Sales Double Compared to Prior Year; US Launch on Track as Sales and New Physician Adoption Ramp

Irvine, CA and London, UK - May 13, 2014 – Lombard Medical, Inc (Nasdaq: EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced summary financial results for the first quarter ended March 31, 2014.

•	Global sales of the Company’s Aorfix™ stent graft for the endovascular aortic repair of abdominal aortic aneurysms grew 104% to $2.0 million compared with $1.0 million in the first quarter of 2013.

•	In the United States (US), where Aorfix was formally launched in November 2013, sales grew 72% sequentially to $0.5 million in the first quarter as compared to $0.3 million in the 2013 fourth quarter.

•	In the main European markets, sales grew 59% to $1.1 million compared with $0.7 million in the first quarter of 2013, with growth being driven by UK and Germany sales.

•	Sales in the Rest-of-World distributor markets grew 44% to $0.4 million from $0.3 million in the first quarter of 2013.

•	Total sales grew 64% to $2.0 million compared with $1.3 million in the first quarter of 2013. The lower total growth figure reflected the divestment of the Company’s OEM business in December 2013. Sales from this business were $0.3 million in the first quarter of 2013.

•	Net loss for the first quarter of 2014 was $6.9 million, compared to $3.0 million in the first quarter of 2013. The increased loss was principally due to on-going investments in a US-based operation, commercial infrastructure, direct sales force and training activities.

•	Cash and cash equivalents at March 31, 2014 were $33.4 million, compared to $40.9 million at December 31, 2013. Proceeds from the US initial public offering (IPO) on April 25, 2014, after expenses will add approximately $48 million of cash in the second quarter of 2014.

“It’s clear that the 2013 FDA approval for Aorfix is having a positive effect on our international business, and our launch strategy in the US is showing early success as physicians begin to appreciate the clinical benefits of using Aorfix in patients with tortuous AAA anatomy,” said Simon Hubbert, CEO of Lombard Medical. “We anticipate acceleration in adoption of Aorfix for the treatment of both highly angulated and less complex aneurysms as we continue to grow our direct sales teams.”

Aorfix is the only endovascular stent graft cleared by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees. All other approved grafts are only cleared for the treatment of anatomies that are less complex (neck angulations of up to 60 degrees).

Hubbert concluded, “We are now well capitalized and in a good position to complete the build out of our US sales force. Our plan is to more than double the current number of selling professionals in the US by year-end.”

The Company plans to announce detailed results for its second quarter ended June 30, 2014, its first full operating quarter as a Nasdaq traded company, in early August.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company’s liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer Ian Ardill, Chief Financial Officer	Tel: +1 949 379 3750 Tel: +44 (0)1235 750 800

Pure Communications Matthew H Clawson	Tel: +1 949 370 8500 matt@purecommunicationsinc.com

FTI Consulting (UK) Simon Conway, Stephanie Cuthbert, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000

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